DR PEPPER SNAPPLE GROUP, INC.
5301 Legacy Drive
Plano, Texas 75024
April 15, 2011
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 22, 2011 File No. 001-33829
Dear Mr. Reynolds:
This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 6, 2011 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the “Response:” sections below to “we”, “our”, or “us” refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.
General

1.	We note the disclosure on page six that on February 26, 2010 you completed the licensing of certain brands to PepsiCo and the disclosure on page seven that on October 4, 2010 you completed the licensing of certain brands to Coca-Cola. We note that these licensing agreements have not been filed as exhibits. Please confirm that you will file these exhibits with your next periodic report or explain why you believe these exhibits are not material.

Response:
On December 8, 2009, we filed a Form 8-K announcing the terms of our agreements with PepsiCo, Inc. (“Pepsi”) regarding the licensing of certain brands to Pepsi. Attached to that Form 8-K was a letter agreement (the “Pepsi Letter Agreement”) between us and Pepsi specifying the material terms of the licensing arrangements and a press release dated December 8, 2009 in which we announced the agreements. The Pepsi Letter Agreement is incorporated into the Form 10-K for the Fiscal Year Ended December 31, 2010 (“Form 10-K”) as Exhibit 10.40.

On June 7, 2010, we filed a Form 8-K announcing the terms of our agreements with The Coca-Cola Company (“Coca-Cola”) regarding the licensing of certain brands to Coca-Cola. Attached to that Form 8-K was a letter agreement (the “Coca-Cola Letter Agreement”) between us and Coca-Cola specifying the material terms of those licensing arrangements and a press release dated June 7, 2010 in which we announced the agreements. The Coca-Cola Letter Agreement is incorporated into the Form 10-K as Exhibit 10.41.

Form 8-K, Item 1.01 requires disclosure of material definitive agreements and Regulation S-K, Item 601 (“Item 601”) requires filing of material contracts. The requirement of both of those provisions except out those contracts made in the ordinary course of business, but Item 601 requires disclosure of “ordinary course” agreements where “... the registrant’s business is substantially dependent, as in the case of continuing to sell the major part of the registrant’s products or purchases...”. We frequently enter into license arrangements with third parties to sell products as an ordinary part of our business and have considered those license agreements to be “ordinary course” agreements. These licensing agreements will vary from vendor to vendor depending on the terms of each transaction and the products and areas of distribution, but the basic terms, including those entered into with both PepsiCo and Coca-Cola are similar in nature. While both Coca-Cola and Pepsi each distribute large volumes of our products, we do not consider either of those relationships to be of the nature upon which the business is substantially dependent. If either of those relationships were terminated, then we would either enter into license agreements with other distributors or take over product distribution internally. We did consider the Pepsi Letter Agreement and the Coca-Cola Letter Agreement to be material because of the significant payment for our consent to the changes undertaken at each entity. Consequently, we filed each of those agreements in a Form 8-K and incorporated those filings into the first periodic filing thereafter. We do not believe that any other filings are necessary at this time to disclose any material agreements.
In connection with the above, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *
If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.
By:	/s/ Martin M. Ellen
Martin M. Ellen,
Executive Vice President and Chief Financial Officer

cc:	Mr. Damon Colbert Ms. Pamela Howell

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